Exhibit 99.1

Notice of 2009 Annual & Special Shareholder Meeting

and

Management Proxy Circular

Suite 2100
555 - 4th Avenue S.W.
Calgary, Alberta T2P 3E7
Telephone:  (403) 249-9425

Notice of Annual and Special Meeting of Shareholders

The annual and special meeting of the shareholders of OPTI Canada Inc. (the Corporation) will be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta at 9:30 a.m. (Calgary time) on Tuesday, April 28, 2009.

The meeting will have the following purposes:

•	to receive the amended financial statements of the Corporation for the financial year ended December 31, 2008, together with the report of the auditors;

•	to set the number of directors and to elect directors of the Corporation;

•	to appoint the auditors of the Corporation;

•	to consider and, if thought fit, to pass an ordinary resolution to extend the Shareholder Rights Plan which was previously approved and adopted effective April 27, 2006; and

•	to transact such other business as may properly come before the meeting or any continuation of the meeting after an adjournment.

Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares will be voted are requested to submit a proxy in accordance with the instructions set out in the form of proxy and in the Proxy Circular accompanying this notice. Also, the Proxy Circular contains detailed information relating to the matters to be addressed at the meeting.

DATED at Calgary, Alberta, this 24th day of March, 2009.

By Order of the Board of Directors

Sid W. Dykstra President and Chief Executive Officer

Management Proxy Circular

This Proxy Circular dated March 24, 2009, is furnished in connection with the solicitation on behalf of management of OPTI Canada Inc. (the "Corporation" or "OPTI") of proxies to be used at the Annual and Special Meeting of holders of common shares of the Corporation on April 28, 2009 at 9:30 a.m. (Calgary time) at the place and for the purposes set out in the Notice of meeting accompanying this Proxy Circular. Information contained in this Circular is given as of March 1, 2009, unless otherwise noted.

Your vote is important to us. If you are a registered shareholder and unable to attend in person, you are requested to date, complete and sign the accompanying instrument of proxy and return it to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. If you are an unregistered shareholder and receive these materials through your broker or other nominee (usually a bank, trust company or other financial institution), please complete and return the voting instruction in accordance with the instructions from your nominee.

Anyone who intends to exercise their voting rights at the meeting either in person or indirectly by way of proxy is encouraged to read the following for answers to commonly asked questions regarding voting and proxies.

1.  Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares of OPTI as of the close of business on March 9, 2009, the record date for the meeting. Each common share is entitled to one vote.

The list of registered shareholders maintained by the Corporation will be available for inspection after March 9, 2009, during usual business hours at the offices of Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, and will be available at the meeting.

2.  How can a registered shareholder vote?

  If you are entitled to vote and your shares are registered in your name, you can vote your shares in person at the meeting, or by signing and returning your form of proxy in the envelope provided, or by faxing your completed proxy to Valiant Trust Company at (403) 233-2857 or by voting using the Internet voting link at www.valianttrust.com. In order to vote on the internet you will need your Control Number (you will find it on the form of proxy provided in your Proxy Circular package).

If your shares are not registered in your name but are held by a nominee, please see Questions 3 and 4 for voting instructions.

3.  How can a non-registered shareholder vote by proxy?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

4.  How can a non-registered shareholder vote in person?

A.  OPTI has access to names of its registered shareholders only. If you are not a registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxy holder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy or voting form sent to you by your nominee. By doing so you are instructing your nominee to appoint you as a proxy holder. Complete the form by following the return instructions provided by your nominee. Please report to a representative of Valiant Trust Company upon your arrival at the meeting.

5.  What am I voting on?

A. You will be voting on:

• the election of directors to the board of directors of the Corporation until the close of the next annual meeting;

• the appointment of PricewaterhouseCoopers llp as auditors of the Corporation until the close of the next annual meeting; and

• the approval of an ordinary resolution approving the extension of a shareholder rights plan which was previously approved and adopted effective April 27, 2006.

6.  What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Shareholder Meeting and to other matters that may properly come before the meeting. As of the date of this Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

7.  Who is soliciting my proxy?

A. The management of OPTI is soliciting your proxy and is providing this Proxy Circular in connection with that solicitation. Solicitation of proxies is done primarily by mail, and may be supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by the Corporation.

8.  What if I sign the proxy form enclosed with this Proxy Circular?

A. Signing the enclosed proxy form gives authority to representatives of management of OPTI to vote your shares at the meeting.

9.  Can I appoint someone other than management representatives to vote my shares?

A.  Yes, you can appoint someone other than management representatives to vote your shares. Write the name of the person you wish to appoint, who need not be a shareholder, in the blank space provided in the proxy form or voting direction, as the case may be.

Please note that it is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment has been made to vote your shares. Persons who are appointed as proxy holders should, upon arrival at the meeting, present themselves to a representative of Valiant Trust Company.

10.  What do I do with my completed proxy form?

A. Return it to Valiant Trust Company, in the envelope provided, so that it arrives no later than 9:00 a.m. (Calgary time) on April 24, 2009. All Common Shares represented by properly executed proxy forms received by Valiant Trust Company prior to such time will be voted for or against or withheld from voting, in accordance with your instructions as specified in the proxy form or voting direction, as the case may be, on any matter dealt with at the meeting.

11.  How will my shares be voted if I give my proxy?

A.  The persons named in the proxy form or voting direction, must vote or withhold from voting your Common Shares in accordance with your directions. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters specified in the proxy.

12.  If I change my mind, can I take back my proxy once I have given it?

A. If you are a registered shareholder and have returned a proxy, you may revoke it by:

(a)	completing and signing a proxy bearing a later date, and delivering it to Valiant Trust Company prior to the deadline for submitting proxies for the meeting; or

(b)	delivering a written statement, signed by you or your authorized attorney to:

(i)
the Corporate Secretary of OPTI at Suite 2100, 555 - 4th Avenue S.W., Calgary, Alberta T2P 3E7 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned; or

(ii)	the Chairman of the meeting prior to the commencement of the meeting on any day of the meeting or the day to which the meeting is adjourned.

If you are a non-registered shareholder, please contact your nominee for instructions on revoking a proxy or voting direction. A shareholder may also revoke a proxy in any other manner permitted by law.

13.  Who counts the votes?

A. The Corporation's registrar and transfer agent, Valiant Trust Company, counts and tabulates the votes. This is done independently of OPTI to preserve the confidentiality of individual votes. Proxies are referred to OPTI only in cases where a shareholder clearly intends to communicate with management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law.

14.  What if I have other questions?

A. If you have a question regarding the meeting, please make inquiries through:

North America:    Valiant at 1-866-313-1872, inquiries@valianttrust.com

or Alison Trollope, Investor Relations, at (403) 218-4705 or atrollope@opticanada.com.

Voting Shares and Principal Holders

OPTI's issued and outstanding voting securities as at February 28, 2009, consist of 195,929,526 common shares (Common Shares).

As of February 27, 2009, there is no person who, to the knowledge of our directors and officers, beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the issued and outstanding Common Shares except as follows:

In November 2008, Fidelity Management & Research Company (FMR Co.) of Boston, Massachusetts, Pyramis Global Advisors, LLC (PGA) and Pyramis Global Advisors Trust Company (PGATC) both of Boston, Massachusetts and Fidelity International Limited (FIL) of Pembroke, Bermuda (FMR Co., PGA, PGATC, and FIL collectively referred to as "Fidelity") filed a report under Part 4 of National Instrument 62-103 stating that at the end of October 2008, Fidelity held 24,323,350 Common Shares, which, at that time, constituted 12.42 percent of the issued and outstanding Common Shares. Fidelity has not made any further filings with respect to its holdings of Common Shares since then. Under National Instrument 62-103, Fidelity would, in certain circumstances, not have any further disclosure or filing obligations until its holdings exceed 12.5 percent of the issued and outstanding Common Shares.

BUSINESS OF THE ANNUAL AND SPECIAL SHAREHOLDER MEETING

Receipt of the Financial Statements and Auditor's Report

The amended financial statements of the Corporation for the year ended December 31, 2008 and the auditors report thereon will be placed before the shareholders at the meeting.

Under National Instrument 51-102 - Continuous Disclosure Obligations, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. If you wish to receive interim financial statements you are encouraged to send the enclosed return card, together with the completed form of proxy to Valiant Trust Company, 310, 606 - 4th Street S.W. Calgary, Alberta, T2P 1T1.

Election of Directors

OPTI's board of directors currently consists of twelve members. It is proposed that six directors be elected at the meeting. All directors elected at the meeting will hold office until the close of the next annual meeting of shareholders following their election, until a successor is elected or appointed, or until the director vacates the office of director. The board of directors may appoint additional directors subsequent to the meeting. Any such additional appointments would be made in accordance with applicable corporate law and the Corporation's articles.

In early 2009, OPTI sold a 15 percent working interest in our joint venture to our partner, Nexen Inc. (Nexen), for $735 million (the Nexen Transaction). Under the terms of the agreement, Nexen is now the operator of both the steam assisted gravity drainage (SAGD) and Upgrader facilities for Phase 1 and future phases. Previously, OPTI was the operator of the Upgrader. The new and smaller composition of the board of directors better suits the overall size of the Corporation and nature of its business as a non-operator. The six members who are not standing for re-election are Yoram Bronicki, Sid Dykstra, Randall Goldstein, Robert Puchniak, Samuel Spanglet and James van Hoften.

The persons named in the accompanying form of proxy intend to vote to fix the number of directors to be elected at the meeting at six and for the election of the nominees listed below unless the shareholder has specified in the proxy that the shares represented thereby be withheld from voting on the election of any or all nominees. These are ordinary resolutions and as such a simple majority of the Common Shares represented at the meeting must be voted in favour of the resolution in order for the resolutions to be effective.

To management’s knowledge, the following table lists the name of each person proposed by management to be elected as a director, all other positions and offices with the Corporation he or she now holds, his or her principal occupation or employment, the period during which he or she served as a director of the Corporation and the number of shares of the Corporation he or she beneficially owned, directly or indirectly, or over which he or she exercised direction or control, as at February 27, 2009. Following the table are detailed biographies of each nominee.

All nominees have consented to be named in this Proxy Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors.

In March 2009, the board of directors adopted a new policy which requires that any nominee for director who on a ballot taken on the election of directors receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the Chairman of the board of directors, subject to acceptance by the board. This policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular. The Governance and Nominating Committee is required to consider the resignation having regard to the best interests of the Corporation and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation.  The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting including, if applicable, the reasons for its rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are less than three directors who are not required to tender a resignation, in which event the whole Board is to make the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

Name and Municipality of Residence	Present Position and Office	Director since	Number of Common Shares Held Directly or Indirectly	Principal Occupation
Directors
Ian W. Delaney(4) (6) (8) Toronto, Ontario, Canada	Director	November 16, 2005	92,000	Chairman and Chief Executive Officer of Sherritt International Corporation.
Charles L. Dunlap(3)(7) Houston, Texas, USA	Director	June 29, 2006	11,200	Management Consultant; formerly Chief Executive Officer and President of Pasadena Refining System Inc.
Edythe (Dee) A. Marcoux(1) (5) (7) (8) Gibsons, BC, Canada	Director	July 16, 2008	8,000	Retired oil executive; formerly a consultant to Ensyn Group Inc., a heavy oil upgrading technology company.
Christopher P. Slubicki(2)(5)(6) Calgary, Alberta, Canada	Director	February 1, 2007	55,100	Energy investor; formerly Vice Chairman of Scotia Waterous.
James M. Stanford(6) (8) Calgary, Alberta, Canada	Director and Chairman of the Board	May 30, 2002	27,600	President of Stanford Resource Management Inc.
Bruce Waterman(1)(3)(4) Calgary, Alberta, Canada	Director	July 16, 2008	6,370	Senior Vice President, Finance and Chief Financial Officer of Agrium Inc., a public agricultural supply company.

Notes:
(1)           Ms. Marcoux and Mr. Waterman were appointed to the board by resolution of the directors, since the last annual meeting.
(2)           Mr. Slubicki has been appointed President and Chief Executive Officer of OPTI effective April 28, 2009.
(3)           Member of the Audit Committee.
(4)           Member of the Compensation Committee.
(5)           Member of the Environment, Health and Safety Committee, which was created in the fourth quarter of 2008.
(6)           Member of the Governance and Nominating Committee.
(7)           Member of the Technical Committee.
(8)
Mr. Delaney and Mr. Stanford both also serve on the board and on the Human Resources and Compensation Committee of EnCana Corporation. Mr. Delaney is also the vice chair of the Nominating and Corporate Governance Committee of EnCana Corporation and Mr. Stanford is the chair of the Reserves Committee and a member of the Audit Committee of EnCana Corporation. In addition, Mr. Delaney and Ms. Marcoux both also serve on the board of Sherritt International Corporation. For other details of board memberships of the director nominees, see the biographies below.

A detailed biography for each nominee for the board of directors is set forth below:

Ian W. Delaney

Mr. Delaney is the Chairman and Chief Executive Officer of Sherritt International Corporation of Toronto, Ontario. Since 1995, and prior to his appointment as CEO, Mr. Delaney was the Executive Chairman of Sherritt. From 1990 to 1995, Mr. Delaney was the Chairman and Chief Executive Officer of Viridian Inc., a fertilizer company (formerly Sherritt Inc.) acquired by Agrium Inc. in 1996. He was President and CEO of The Horsham Corporation, a holding company, from 1987 to 1990; and President and Chief Operating Officer of Merrill Lynch Canada, a financial management and advisory company, from 1984 to 1987.

Mr. Delaney is a director of EnCana Corporation, and Chairman of The Westaim Corporation, a technology investment company. He has previously served on a number of boards, including Co-Steel Inc., MacMillan Bloedel Ltd., and GoldCorp Inc. Mr. Delaney is 65 years old.

Charles L. Dunlap

Prior to being a Management Consultant, Mr. Dunlap was most recently the Chief Executive Officer and President of Pasadena Refining System Inc., operator of a Houston, Texas-based refinery producing gasoline and diesel fuels with revenues of $4.4 billion in 2008. Mr. Dunlap is currently a member of the board of directors for Transmontaigne GP L.L.C., a publicly traded Master Limited Partnership. Mr. Dunlap has served on the board of directors of various publicly traded companies over the past 14 years.

Prior to joining Pasadena Refining, Mr. Dunlap’s career included over 30 years of senior management experience, predominantly in the petroleum industry, including executive positions with Crown Central Petroleum Corporation, Pacific Resources Inc., ARCO Petroleum Products Company, and Clark Oil & Refining Corporation.

Mr. Dunlap holds a juris doctor degree from the Saint Louis University School of Law and an undergraduate degree from Rockhurst University. Mr. Dunlap is 65 years old.

Edythe (Dee) A. Marcoux

Ms. Marcoux is a retired executive from the oil industry with extensive experience with several major oil and gas companies including Suncor Inc. She is currently a director of Sherritt International Corporation and SNC-Lavalin. She was a consultant to Ensyn Group Inc. a heavy oil upgrading technology company from 2002 to mid-2005 and was previously, from 2001 to 2002, Chairman and Chief Executive Officer of Ensyn Energy, a subsidiary of Ensyn Group Inc. As well, Ms. Marcoux worked as a consultant and served as a director of Southern Pacific Petroleum NL (SPP), a company developing shale oil reserves in Australia from 1998 to 2003. During this time, SPP’s securities were suspended from quotation on the Australian Stock Exchange prior to the commencement of trading on November 23, 2003 for a period of more than 30 consecutive days, and in respect of which receivers were appointed on December 2, 2003. SPP’s securities are not currently traded. Ms. Marcoux resigned as a director of SPP with effect from 12:00 noon on December 5, 2003.

Ms. Marcoux holds an engineering degree, a Masters of Business Administration and an honourary Ph.D., all from Queen’s University. Ms. Marcoux is 60 years old.

Christopher P. Slubicki

Mr. Slubicki has been appointed President and Chief Executive Officer of OPTI effective April 28, 2009. Mr. Slubicki was formerly the Vice Chairman of Scotia Waterous. Mr. Slubicki was one of the founders of Waterous & Co., a private global oil and gas investment banking firm, where he was involved in all aspects of the firm's strategic development as Senior Managing Director and Principal. Waterous & Co. was sold to The Bank of Nova Scotia in 2005. Prior to the founding of Waterous, Mr. Slubicki held operations management and engineering positions within the oil and gas industry including Placer CEGO Petroleum Ltd. and Chevron Canada Resources Limited. Mr. Slubicki is a director of OptiSolar, Inc., Bonavista Energy Trust and Insignia Energy Ltd.

Mr. Slubicki holds a Masters of Business Administration from the University of Calgary, a B.Sc. in Mechanical Engineering from Queen's University, and is a professional engineer in Alberta. Mr. Slubicki is 50 years old.

James M. Stanford

Mr. Stanford is the Chairman of OPTI's board of directors. He is the President of Stanford Resource Management Inc., and retired President, Chief Executive Officer and a director of Petro-Canada, having held those positions from 1993 to 2000. Mr. Stanford served as the President, Chief Operating Officer and a director of Petro-Canada from 1990 to 1993. Prior to joining Petro-Canada in 1978, Mr. Stanford worked with Mobil Oil Canada Ltd. for 19 years in numerous engineering and managerial positions.

Mr. Stanford acts as Chairman of the board for Nova Chemicals Corporation, and sits on the board of directors of EnCana Corporation. Mr. Stanford also serves on a variety of other industry and community organizations.

Mr. Stanford holds an LL.D. (Hon.) and a B.Sc. in petroleum engineering from the University of Alberta and an LL.D. (Hon.) and a B.Sc. in mining from Concordia University. In 2004, he was appointed an Officer of the Order of Canada. Mr. Stanford is 71 years old.

Bruce Waterman

Mr. Waterman is the Senior Vice President, Finance and Chief Financial Officer of Agrium Inc. He joined Agrium in 2000 and has more than 30 years experience as a financial executive. Prior to joining Agrium, Mr. Waterman was the Vice President and Chief Financial Officer of Talisman Energy Inc.

Mr. Waterman holds a Bachelor of Commerce from Queen's University and is a Chartered Accountant. Mr. Waterman is 58 years old.

Areas of Expertise

The following are five key areas of board member expertise considered when identifying candidates for OPTI’s board of directors. OPTI seeks to have a balance of expertise to ensure it continues to have a high quality board.

In addition to the biographies the following summarizes the board nominees' areas of expertise:

	Energy Industry(1)	Operating Experience(2)	Financial Acumen(3)	Governance/Board(4)	Senior Officer(5)
Ian W. Delaney	Yes	Yes	Yes	Yes	Yes
Charles Dunlap	Yes	Yes	Yes	Yes	Yes
Dee Marcoux	Yes	Yes	Yes	Yes	Yes
Christopher Slubicki	Yes	Yes	Yes	Yes	Yes
James M. Stanford	Yes	Yes	Yes	Yes	Yes
Bruce Waterman	Yes	Yes	Yes	Yes	Yes
Total	6	6	6	6	6

Notes:
(1)           Includes experience in the oil & gas, coal and power industries.
(2)           Includes construction or operations experience in the oil & gas, coal, and power industries.
(3)           Includes financial accounting, corporate finance and reporting experience.
(4)           Includes experience as a board member for a public and/or private company.
(5)           Includes experience as an executive officer or Chief Executive Officer.

Appointment of Auditors

The shareholders will be asked to vote for the appointment of PricewaterhouseCoopers llp, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation until the close of the next annual meeting, at such remuneration as may be approved by the board of directors of the Corporation.

This is an ordinary resolution and, as such, a simple majority of the Common Shares represented at the meeting must be voted in favour of the resolution in order for the resolution to be effective.

Auditor Service Fees

PricewaterhouseCoopers LLP has served as the auditors of OPTI since its incorporation. The following table summarizes the total fees paid to PricewaterhouseCoopers LLP for the years ended 2008 and 2007 in thousands of dollars:

	2008	2007	**
Audit fees	$187	$158
Audit related fees	49	269
Tax fees	68	66
Other fees	43	-
TOTAL	$347	$473
** 2007 fees were adjusted for a fee credit that was received in 2008.

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements, review of interim quarterly financial statements and services provided for statutory and regulatory filings. Audit-related fees are in connection with language translation of public documents and services provided in connection with financing activities. Tax fees were primarily related to the completion of our corporate tax returns. Other fees are related to environmental evaluation services provided. PricewaterhouseCoopers LLP was engaged to conduct a high level assessment of the readiness of OPTI’s Environmental Compliance Systems in anticipation of the start of operations.

As per the audit committee charter, all permissible categories of non-audit services require pre-approval from the Audit Committee.

This information is also available in the Corporation’s annual information form for the year ended December 31, 2008 under the heading of “Auditor Service Fees.” A copy of the annual information form can be obtained at www.sedar.com.

Special Business

Extension of Shareholder Rights Plan

At the meeting, the shareholders of the Corporation will be asked to consider and approve an ordinary resolution to extend the Shareholder Rights Plan (the Plan) which was previously approved by the shareholders of the Corporation and adopted effective April 27, 2006. The ordinary resolution must be approved by a simple majority of votes cast at the meeting by holders of Common Shares. Approval by the shareholders to extend the plan is required by the Toronto Stock Exchange (TSX) every three years.

If the resolution is approved by the shareholders, the Plan will be extended immediately following the meeting by way of an existing Shareholder Rights Agreement (the Agreement) between the Corporation and Valiant Trust Company, as rights agent (the Rights Agent).

Purpose of the Plan

The objectives of the Plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any takeover bid for the Corporation. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which the board of directors believes may be insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize shareholder value; and (iii) make reasoned recommendations to the shareholders.

The Plan discourages discriminatory, coercive or unfair takeovers of the Corporation and gives the board of directors time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares of the Corporation. As set forth in detail in Schedule C to this Proxy Circular, the Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Plan. Accordingly, the Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined in Schedule C to this Proxy Circular) or to approach the board of directors to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Plan are designed to ensure that in any takeover bid for outstanding Common Shares of the Corporation all shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The existence of the Plan is not intended as a means to prevent a takeover of the Corporation, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Common Shares of the Corporation.

For a detailed summary of the terms of the Plan, shareholders are encouraged to read Schedule C to this Proxy Circular.

Voting Requirements

The TSX requires that shareholder approval of extension of the Plan confirmation be obtained as a condition to the continued listing of the Rights on such stock exchange. The Plan extension must be approved by the vote of the holders of a majority of the Common Shares voting at the meeting. The Corporation is not aware of any shareholder who will be ineligible to vote on the confirmation of the Plan at the meeting. The board of directors recommends that you vote FOR the resolution approving the extension of the Plan and any Rights issued pursuant thereto.

The following is the text of ordinary resolution to be approved by the shareholders at the meeting:

"RESOLVED THAT:

1. The extension of the Shareholder Rights Plan is hereby approved and the Corporation is authorized to continue the Agreement and to issue Rights pursuant thereto.

2. The directors may revoke this resolution before it is acted upon without further approval of the shareholders.

3. Any one officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution."

Other Business

Management is not aware of any matter to come before the meeting other than the matters referred to in the Notice of the meeting. However, if any other matter properly comes before the meeting, the accompanying proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the meeting and with respect to other matters that properly may come before the meeting.

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

Compensation Discussion and Analysis

OPTI offers market-based pay for performance to ensure that the Corporation has the ability to attract and retain high quality employees. To determine executive compensation awards, corporate performance is evaluated and determination is made based on Compensation Committee discussion. Effort is made to ensure that compensation is sufficient to retain executives in a competitive market. Individual objectives are not developed, and performance for the executive group is evaluated by the Compensation Committee in the context of corporate objectives. Compensation of all executive officers, including the President and Chief Executive Officer of the Corporation, is compared against compensation paid to similarly sized oil and gas companies as reported in the 2008 Mercer Total Compensation Survey for the Petroleum Industry (MTCS) and based on publicly available information. Comparator companies included: Albian Sands Energy Inc, Alliance Pipeline Ltd., Altagas Ltd., ARC Resources Ltd., Baytex Energy Trust, Bonavista Energy Trust, Canadian Oil Sands Ltd., Canetic Resources Inc., Compton Petroleum Corporation, Enerplus Resources Fund, EOG Resources Canada Inc., Gibson Energy Ltd., Harvest Operation Corp., Inter Pipeline Fund, Murphy Oil Company Ltd., NAL Resource Management Ltd., Northrock Resources Ltd., Pengrowth Management Ltd., Penn West Energy Trust, Petrokazakhstan Inc., Primewest Energy Inc., Provident Energy Trust, and Western Oil Sands Inc. Compensation levels are determined based on level or seniority, experience and expertise, and the achievement of individual performance and corporate performance in relation to annual corporate objectives. Decisions regarding the weighting between salary, bonus and Long Term Incentives are determined by the MTCS market comparison. Overall compensation is reviewed annually by the Compensation Committee. Compensation recommendations of the Compensation Committee for the Chief Executive Officer and officers are approved annually by the board of directors. The Compensation Committee approves compensation for employees on a pool basis, with individual allocations made by senior management.

Base salaries

Base salary is the most stable component of compensation and must be sufficient to retain the executive in a competitive market. Salary recognizes general competence, effort, and achieving results in a manner consistent with corporate values. With the emphasis on attracting top-quality personnel, OPTI in aggregate offers above average base salaries in order to compete in the labour force for the best employees available. Individual salaries can be above or below average. Base salary for each executive varies based on individual experience, level of demonstrated competence and the importance of retaining each individual executive.

Bonuses

Annual bonus recognizes results achieved via successful completion of objectives. Cash bonuses may be paid annually but are not guaranteed. Bonuses for certain officers and employees may be in the form of stock options as the Corporation does not currently have operating cash flow.

A summary of OPTI's key corporate objectives for 2008 is as follows:

•	Safely complete Phase 1 Upgrader Construction

•	Safely commission and start-up the Upgrader

•	Advance the development of Phase 2 and future phases

The development of OPTI continued as planned with the focus on developing the operations team. During 2008, Upgrader construction was completed as planned; however, start-up of the Upgrader was delayed until early 2009. The development of Phase 2 and future phases was generally advanced as planned but was impacted by the delay in Phase 1.

Long Term Incentive Plan (LTIP)

The Corporation currently does not have a long-term incentive plan available to directors or executive officers, other than the Stock Option Plan (described in detail below). The principal purposes of the Stock Option Plan are to retain and attract qualified directors, officers, employees and service providers, to promote a proprietary interest in OPTI, to provide an incentive element in compensation, and to promote the profitability of OPTI. At year end the compensation committee evaluates corporate performance and utilizes this information to determine a total compensation target for executive compensation. The target can range from below to above average market total compensation. Individual awards are based on the number of options required to meet the total compensation target for each executive, given the base salary and bonus awards. In 2008, option awards were increased to encourage retention. Previous option awards are not taken into account when considering new grants.

Savings Plan and Perquisites

Officers and employees can contribute up to 8 percent of base salary to receive a contribution from the Corporation of up to 12 percent of base salary in the first four years of employment and increasing to 16 percent thereafter. Other perquisites may be provided to employees depending on the position; however, these at present are not significant. The Corporation does not have a pension plan.

The employer portion of the contributions to the savings plan is subject to certain vesting restrictions. In addition, 50 percent of employer contributions are used to purchase shares of OPTI in the open market. There are no holding requirements for shares purchased by employees through this plan. Employee contributions may not be used to purchase shares of OPTI to encourage diversified savings.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on April 15, 2004 in the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P Energy Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

	OPTI	S&P/TSX Composite Index(1)	S&P Energy Index(2)
April 15, 2004 (IPO)	$100	$100	$100
December 31, 2004	$84.66	$107.26	$115.96
December 31, 2005	$166.32	$130.76	$187.05
December 31, 2006	$172.37	$149.74	$193.00
December 31, 2007	$144.66	$160.46	$202.66
December 31, 2008	$15.69	$104.26	$129.02

Notes:
(1)           Formerly the TSE 300 Composite Total Return Index.
(2)           Formerly the TSE Oil and Gas Producers Total Return Index.

Since inception, OPTI has focused on building its first project. Officer compensation has primarily been directed to build and maintain the team that was required to ensure this objective could be met. Wages are based on the MTCS and are not necessarily tied to performance. A significant portion of officer compensation includes stock option grants, the value of which is directly tied to market results.

Option -Based Awards - Long Term Incentive Plans

Stock Option Plan

In 2002, OPTI established a stock option plan (the Stock Option Plan) governing the issuance of stock options to directors, officers, employees and persons who have provided services or who are expected to provide services to OPTI. This is the only equity compensation plan currently in place at the Corporation.

The Stock Option Plan was amended in connection with the initial public offering (IPO) of the Corporation to reflect that the Common Shares are listed on the Toronto Stock Exchange (TSX) and to fix the number of Common Shares reserved under the Stock Option Plan to a number equal to 10 percent of the number of Common Shares outstanding immediately after completion of the IPO, or 15,103,506 shares. Under the Stock Option Plan, the board of directors determines the number of stock options to be issued, the date on which the stock option is to become effective and all other terms and conditions of the stock options. No options are exercisable in less than 12 months after the grant date. No grantee under the Stock Option Plan may receive stock options entitling the grantee to purchase more than 5 percent of the aggregate outstanding voting shares of OPTI. The Stock Option Plan also provides that: (a) the number of voting securities issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10 percent of the issued and outstanding voting securities of OPTI; and (b) the number of voting securities issued to insiders, within any one year period, under all security-based arrangements, cannot exceed 10 percent of the issued and outstanding voting securities of OPTI. The exercise price of each stock option granted may not be lower than the closing price of the Common Shares on the TSX on the trading day prior to the date of grant. The term and exercise period of the stock options are determined by the board of directors for each grant, provided that no stock option shall have a term exceeding 10 years, subject to a black-out expiration provision extending the expiration period in circumstances where it would expire during a company-imposed trading black-out (the Shareholders approved this black-out extension arrangement in the Plan at the annual and special shareholder meeting of the Corporation held on April 27, 2007). The stock options are not assignable. The Stock Option Plan provides that the board of directors may make adjustments in the Plan and in stock options granted under the Plan as the board of directors may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of rights granted to, or available for, holders of stock options, in the event of corporate events causing subdivision, consolidation or reclassification of common shares and similar transactions.

If any options issued under the Stock Option Plan are not exercised within their term, the shares reserved and authorized for issuance pursuant to such stock options will be available for issuance under the Stock Option Plan.

At OPTI's Annual and Special Shareholder Meeting held on April 27, 2007, the shareholders approved the following amending formula for the Stock Option Plan. The board of directors of the Corporation has the right to amend from time to time or to terminate the terms and conditions of the Plan and options granted thereunder. Except for the limited circumstances described below, any such amendments are subject to approval of the shareholders and to the prior consent of any applicable regulatory bodies, including any stock exchange on which the Corporation's shares are listed. Amendments and termination shall take effect only with respect to stock options issued thereafter, provided that they may apply to any stock options previously issued with the mutual consent of the Corporation and the persons holding such stock options. Subject to the foregoing, the board has the power and authority to approve amendments relating to the Plan or to any previously granted stock options, without further approval of the shareholders, to the extent that such amendments relate to:

(a)	altering, extending or accelerating the terms and conditions of vesting applicable to any stock options;

(b)	altering the termination provisions of an option or of the Plan, that does not entail an extension beyond the original expiry date;

(c)	the addition of a cashless exercise feature to outstanding options, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve;

(d)
determining the adjustment provisions pursuant to Section 10 of the Plan (i.e. relating to typical adjustments considered appropriate to prevent dilution or enlargement of the rights granted in connection with the Plan in the event of certain corporate transactions such as stock splits, etc.);

(e)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the Corporation's shares are listed; or

(f)
amendments for the purpose of curing any ambiguity, error or omission in the Plan or a stock option or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan and other amendments of a "housekeeping" nature.

Executive Compensation

The following table discloses, for the periods indicated, total compensation received by the following executive officers:  (i) OPTI's Chief Executive Officer; and (ii) OPTI's Chief Financial Officer; and (iii) the three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer) whose total salary and bonus exceeded $150,000 in respect of fiscal 2008 (collectively the "Named Executive Officers" or "NEOs").

As a result of the Nexen Transaction, OPTI’s management team composition has changed to reflect its status as a non-operator. Jim Arnold, Chief Operating Officer, left OPTI to join Nexen, where he continues to oversee operations at the Long Lake Project. Sid Dykstra, President and Chief Executive Officer, David Halford, Chief Financial Officer, Mary Bulmer, VP Human Resources and Corporate Services, and Peter Duda, VP, Operations, have left or will leave shortly to pursue other business opportunities. Effective April 28, 2009, OPTI's senior management team will consist of: Christopher Slubicki, President and Chief Executive Officer; Travis Beatty, VP Finance and Chief Financial Officer; Joseph Bradford, VP Legal and Administration and Corporate Secretary; William King, VP Development; and Alan Smith, VP Marketing.

Summary Compensation Table

				Non-equity incentive plan
				compensation ($)

			Option-
			based	Annual	Long-term	All Other	Total
Name and principal		Salary	awards	incentive	incentive	compensation(1)	compensation ($)
position	Year	($)	($)	plans	plans	($)
Sid W. Dykstra(2)	2008	470,000	623,960	nil	nil	75,200	1,169,160
CEO	2007	470,000	nil	nil	-	75,200	545,200
	2006	425,000	549,000	215,000	-	68,000	1,257,000
David Halford	2008	300,000	656,800	nil	nil	36,000	992,800
CFO (3)	2007	191,785	640,500	nil	-	23,014	855,299
	2006	-	-	-	-	-	-
Jim Arnold(4)	2008	385,000	656,800	nil	nil	61,600	1,103,400
COO	2007	375,000	nil	nil	-	60,000	435,000
	2006	340,000	329,400	170,000	-	54,400	893,800
Peter Duda	2008	285,000	459,760	nil	nil	45,600	790,360
	2007	265,000	nil	nil	-	41,075	306,075
VP, Operations(5)	2006	240,000	292,800	125,000	-	28,800	686,600
Mary Bulmer	2008	275,000	328,400	nil	nil	39,958	643,358
VP, HR & Corporate	2007	260,000	nil	nil	-	31,200	291,200
Services(6)	2006	235,000	252,360	125,000	-	28,200	640,560

Notes:
(1)
Relates to an annual employee savings plan which allows each employee to contribute up to 8 percent of base salary to receive a contribution by OPTI of up to 12 percent in the first four years and increasing to 16 percent thereafter.

(2)           Mr. Dykstra will leave his employment at OPTI and cease to be a director of the Company effective April 28, 2009.
(3)           Mr. David Halford joined OPTI as Chief Financial Officer on April 10, 2007 and resigned effective March 1, 2009.
(4)	Mr. James Arnold resigned on January 31, 2009.
(5)	Mr. Peter Duda left his employment on February 28, 2009.
(6)	Ms. Mary Bulmer will leave her employment effective March 31, 2009.

Incentive Plan Awards

Outstanding Option-Based Awards

OPTI has a stock option plan as described under "Equity Compensation Plans - Stock Option Plan." The following table outlines all outstanding option awards for the NEOs as at December 31, 2008.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date(1)	Value of unexercised in-the-money options ($)
Sid W. Dykstra	100,000	$3.13	July 26, 2009	$0.00
	20,000	$3.75	July 26, 2009	$0.00
	100,000	$3.75	July 26, 2009	$0.00
	130,000	$7.25	July 26, 2009	$0.00
	124,000	$10.75	July 26, 2009	$0.00
	320,000	$11.00	July 26, 2009	$0.00
	95,000	$16.42	July 26, 2009	$0.00
	75,000	$18.30	July 26, 2009	$0.00
	100,000	$21.03	July 26, 2009	$0.00
David Halford	100,000	$16.42	July 9, 2009	$0.00
	75,000	$21.35	July 9,2009	$0.00
Jim Arnold	40,000	$3.75	April 30, 2009	$0.00
	100,000	$7.25	April 30, 2009	$0.00
	40,000	$10.75	April 30, 2009	$0.00
	130,000	$11.00	April 30, 2009	$0.00
	100,000	$16.42	April 30, 2009	$0.00
	45,000	$18.30	April 30, 2009	$0.00
	70,000	$21.03	April 30, 2009	$0.00
Peter Duda	20,000	$7.25	May 28, 2009	$0.00
	10,000	$7.63	May 28, 2009	$0.00
	16,000	$10.75	May 28, 2009	$0.00
	28,000	$11.00	May 28, 2009	$0.00
	70,000	$16.42	May 28, 2009	$0.00
	40,000	$18.30	May 28, 2009	$0.00
	30,000	$21.03	May 28, 2009	$0.00
Mary Bulmer	16,000	$10.75	June 28, 2009	$0.00
	30,000	$11.00	June 28, 2009	$0.00
	50,000	$16.42	June 28, 2009	$0.00
	30,000	$18.30	June 28, 2009	$0.00
	30,000	$21.03	June 28, 2009	$0.00

Note:
(1)           All options for each NEO expire 90 days after he or she leaves OPTI.

Incentive Plan Awards - value vested or earned during the year

The following table sets out the value of incentive plan awards during 2008.

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Sid W. Dykstra	$0.00	$0.00
David Halford	$0.00	$0.00
Jim Arnold	$0.00	$0.00
Peter Duda	$0.00	$0.00
Mary Bulmer	$0.00	$0.00

Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2008, the Corporation's Stock Option Plan was the only active compensation plan under which equity securities of OPTI were authorized for issuance. The Stock Option Plan will govern future stock option grants to directors, officers, employees and service providers.

In an arrangement established prior to OPTI's initial public offering (IPO), two anti-dilutive stock option agreements provided for issuance of stock options in relation to certain financings completed prior to OPTI's IPO. Under these agreements, the Corporation granted options to purchase a total of up to 7,785,004 common shares to Randall Goldstein and Phil Rettger, co-developers of the OrCrude™ Process. All rights to receive additional options under these agreements ceased upon the IPO and no additional options will be granted under the agreements.

The following table sets forth details as of February 28, 2009 concerning common shares issuable in connection with the Stock Option Plan and the anti-dilutive stock option agreements.

Equity Compensation Plan Information as of February 28, 2009

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,629,100	15.07	9,203,506
Equity compensation plans not approved by securityholders	2,433,716	9.39	nil
Total	7,072,816	13.11	9,203,506

Notes:
(1)	Refers to the Stock Option Plan.
(2)           Refers to the anti-dilutive stock option agreements approved by the Board of Directors prior to OPTI’s IPO.

Report of the Compensation Committee

The members of the Compensation Committee for the year ended December 31, 2008 were Ian Delaney, Yoram, Bronicki, Randall Goldstein and Bruce Waterman (Christopher Slubicki and Samuel Spanglet were on the committee until October 2008, at which point they were replaced by Messrs. Bronicki and Waterman). Mr. Bronicki was an employee and officer of OPTI Canada Inc. from 1999 to 2004. Mr. Goldstein was, from 2002 to 2006, seconded to OPTI from a U.S. affiliate of ORMAT Industries Ltd. The Committee was established as a committee to OPTI’s board of directors to consider the overall philosophy and policies in relation to compensation for OPTI. Mr. Delaney is Chairman of the Committee.

The Committee reviews and makes recommendations to the board in the following areas: corporate compensation and benefits policies, specifically executive and Chief Executive Officer and other officer compensation; terms and conditions of savings plans or other employee benefit plans; employment agreements relating to the Chief Executive Officer and executive officers of the Corporation; stock option grants to officers and employees of the Corporation; directors' compensation policy; human resource strategies, and major human resource policies.

Share Ownership Policies

In order to facilitate alignment of objectives with shareholders, the board has a policy mandating that executive officers and directors own shares. The Chief Executive Officer is required to own common shares equal in value to four times his or her annual salary, with other executive officers at one times their annual salaries. Directors are required to own 8,000 common shares, which is equivalent to approximately two times each director’s annual compensation related to service as a director of the Corporation. Going forward, this value will be calculated on a cost basis, that being share purchase price value. Executive officers have a period of three years from February 2007, when the policy was approved, or three years from appointment as an executive officer, if subsequent to that date, to meet the requirements. Directors have a period of two years from appointment as a director to meet the requirement.

Use of Consultants

During 2008, OPTI participated in the MTCS. The fee paid to Mercer for the MTCS Managers and Executives Peer Group Survey was $600. In addition, the Compensation Committee had a representative from Mercer participate in the executive officer compensation discussions. Total fees paid to outside consultants for executive compensation work in 2008 was $2,300.

Compensation of Directors

There were no changes to director compensation in 2008.

All directors, excluding the President and Chief Executive Officer, receive an annual retainer of $25,000 and a meeting fee of $1,500 for each board meeting attended in person, or $750 per meeting via teleconference. For board members traveling from overseas, an additional $1,500 fee will be provided for each board meeting attended in person. In addition, a fee of $1,000 is paid to any director who travels from the United States to attend a board meeting in person, or who spends more than three hours travelling from another Canadian location.

All committee members receive an additional fee of $1,000 for each in-person meeting, or $500 for each conference call. If an ad hoc committee is established on a temporary basis for a limited purpose, similar meeting fees are paid.

The Chairman of the Board and the Chairman of the Audit Committee each earn an additional annual retainer of $35,000 and $15,000, respectively. The Chairman of the Board receives an office and administrative support allowance of $2,300 per month to offset disbursements associated with his or her position. The Chairmen of other committees receive an additional $10,000 retainer annually.

OPTI currently has a policy providing for an annual stock option grant to each director (other than the CEO) of 7,000 options to acquire Common Shares under the Stock Option Plan. The first annual grant of options under this policy was made in April 2006 to each director elected at the annual and special meeting of shareholders held on April 27, 2006 and another grant of 7,000 options was made to all directors elected at the annual and special meetings of shareholders held on April 27, 2007 and April 29, 2008. In connection with their respective appointments to the board, Edythe (Dee) Marcoux and Bruce Waterman were each granted 7,000 options on July 18, 2008. No other options were granted to directors during the 2008 financial year.

The Corporation does not have a retirement policy for directors.

The following table sets out, for the most recently-completed financial year, the cash value of the total compensation paid to each current director (including the cash value of meeting fees paid, plus the value of stock option grants).

Name of Director	Annual Retainer(1) ($)	Meeting Attendance Fees ($)	Option-Based Awards(2) ($)	All Other Compensation ($)	Total ($)
Yoram Bronicki	25,000	19,750	57,708	nil	102,458
Ian W. Delaney	35,000	25,750	57,708	nil	118,458
Charles L. Dunlap	50,000	25,250	57,708	nil	132,958
Randall Goldstein	25,000	19,000	57,708	nil	101,708
Edythe (Dee) Marcoux	12,500	18,000	58,492	nil	88,992
Robert G. Puchniak	40,000	19,250	57,708	nil	116,958
Christopher P. Slubicki	27,500	34,500	57,708	nil	119,708
Samuel Spanglet	25,000	22,250	57,708	nil	104,958
James M. Stanford	60,000	12,000	57,708	nil	157,308
James van Hoften	27,500	25,250	57,708	nil	110,458
Bruce Waterman	12,500	11,250	58,492	nil	82,242

Notes:
(1)           Includes retainers for Board membership and, where applicable, committee chairmanships.
(2)	Estimated dollar value of stock options granted, using a Black-Scholes option pricing model which assigns an accounting value to an individual option.

Outstanding Option-based Awards

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date(1)	Value of unexercised in-the-money options ($)
Yoram Bronicki	60,000	$7.25	July 26, 2009	$0.00
	7,000	$20.61	July 26, 2009	$0.00
	7,000	$21.35	July 26, 2009	$0.00
	7,000	$22.56	July 26, 2009	$0.00
Ian Delaney	7,000	$20.61	April 30, 2018	$0.00
	7,000	$21.35	April 27, 2016	$0.00
	7,000	$22.56	April 30, 2017	$0.00
Charles Dunlap	7,000	$20.61	April 30, 2018	$0.00
	7,000	$22.56	April 30, 2017	$0.00
Randy Goldstein(1)	881,200	$9.38	March 5, 2010	$0.00
	405,922	$9.38	March 11, 2010	$0.00
	157,594	$9.53	March 15, 1010	$0.00
	7,000	$20.61	July 26, 2009	$0.00
	7,000	$21.35	July 26, 2009	$0.00
	7,000	$22.56	July 26, 2009	$0.00
Edythe Marcoux	7,000	$20.89	July 18, 2018	$0.00
Robert Puchniak(1)	10,000	$7.25	July 26, 2009	$0.00
	20,000	$11.00	July 26, 2009	$0.00
	7,000	$20.61	July 26, 2009	$0.00
	7,000	$21.35	July 26, 2009	$0.00
	7,000	$22.56	July 26, 2009	$0.00
Christopher Slubicki	7,000	$20.61	April 30, 2018	$0.00
	7,000	$22.56	April 30, 2017	$0.00
Samuel Spanglet(1)	7,000	$18.88	July 26, 2009	$0.00
	7,000	$20.61	July 26, 2009	$0.00
James Stanford	10,000	$7.25	July 18, 2012	$0.00
	20,000	$11.00	April 15, 2014	$0.00
	7,000	$20.61	April 30, 2018	$0.00
	7,000	$21.35	April 27, 2016	$0.00
	7,000	$22.56	April 30, 2017	$0.00
James Van Hoften(1)	7,000	$20.61	July 26, 2009	$0.00
	7,000	$23.35	July 26, 2009	$0.00
Bruce Waterman	7,000	$20.89	July 18, 2018	$0.00

Note:
(1)           All options for each director expire 90 days after he or she leaves OPTI except in the case of certain options for Mr. Goldstein as per a separate Stock Option Agreement.

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Yoram Bronicki	$0.00	$0.00
Ian Delaney	$0.00	$0.00
Charles Dunlap	$0.00	$0.00
Randy Goldstein	$0.00	$0.00
Edythe Marcoux	$0.00	$0.00
Robert Puchniak	$0.00	$0.00
Christopher Slubicki	$0.00	$0.00
Sam Spanglet	$0.00	$0.00
James Stanford	$0.00	$0.00
James Van Hoften	$0.00	$0.00
Bruce Waterman	$0.00	$0.00

Submitted by the Compensation Committee:

Ian Delaney,
Yoram Bronicki,
Randall Goldstein, and
Bruce Waterman

Employment Contracts

Each of OPTI's NEOs has a management employment agreement with the Corporation. Each agreement contains provisions relating to annual salary, bonuses and vacation entitlements as well as provisions dealing with the effect of a change of control of the Corporation. The details of the key terms and conditions of these agreements are set forth below. Details of compensation paid to the NEOs pursuant to these agreements is set forth in this Proxy Circular in the tables set out under "Executive Compensation and Remuneration of Directors - Executive Compensation" and "Stock Options."

Each of the management employment agreements provides for an initial grant of stock options and contains provisions providing for non-competition and non-solicitation. The management employment agreements can be terminated by the Corporation without cause, upon written notice and payment, which is to be provided within 15 days of the notice. In the case of the Chief Executive Officer this payment represents base salary plus an amount equal to the average annual bonus and benefits pro rated over a "severance period," which is 24 months, plus one additional month for each year of service, to a maximum aggregate of 30 months. In the case of all other NEOs, this payment represents base salary plus an amount equal to the average annual bonus and benefits pro rated over a "severance period," which is 18 months, plus one additional month for each year of service, to a maximum aggregate of 24 months. Within 30 days following the occurrence of a Terminating Event (as defined in such agreements, such definition including a Major Change of Control) the NEO can elect to terminate his or her employment with the Corporation in which case the NEO would receive severance as outlined above. A Major Change of Control is defined as the acquisition of more than 50 percent of the issued and outstanding voting shares of Employer at the time of such acquisition. Major Change of Control also means the sale, lease or transfer by the Employer of all or substantially all of the assets of the Employer to any Person or group. In order for the executive officer to be entitled to severance upon a Major Change of Control, there must, following such change of control, occur an additional event which constitutes a material alteration in the executive officer's role and relationship with the Corporation. However, within 30 days following the first anniversary of a Major Change of Control, with no additional event, the NEO may provide 30 days notice of termination of employment, in which case the NEO shall receive severance as outlined above. The management employment agreements provide that the agreements can be terminated by the Corporation with cause, upon the payment of a pro rata amount of any salary, bonus and vacation, earned but not paid, to the date of termination. Under these circumstances, the NEO is entitled to payment of a pro rata amount of any salary, bonus and vacation, earned but not paid, to the date of termination.

Termination and Change of Control Benefits (1)

Name	Triggering Event	Cash Portion	Value of Equity and Share Based Awards and Other Benefits(2)	Total

Sid Dykstra	Change in Control	$1,590,670	$0	$1,590,670
	Resignation	$0	$0	$0
	Termination Event	$1,590,670	$0	$1,590,670

David Halford	Change in Control	$542,316	$0	$542,316
	Resignation	$0	$0	0
	Termination Event	$542,316	$0	$542,316

Jim Arnold	Change in Control	$1,032,379	$0	$1,032,379
	Resignation	$0	$0	$0
	Termination Event	$1,032,379	$0	$1,032,379

Peter Duda	Change in Control	$918,341	$0	$918,341
	Resignation	$0	$0	$0
	Termination Event	$918,341	$0	$918,341

Mary Bulmer	Change in Control	$739,799	$0	$739,799
	Resignation	$0	$0	$0
	Termination Event	$739,799	$0	$739,799

Notes:
(1) All calculations are as at February 28, 2009.
(2) Excludes group health and dental coverage that continues for the duration of the NEO’s severance period.

INDEBTEDNESS

No director, proposed director, executive officer, nor any of their respective associates or affiliates, is or has been at any time since the date of incorporation indebted to the Corporation.

MANAGEMENT CONTRACTS

During the financial year ended December 31, 2008, no management functions of the Corporation were to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Certain interests resulting from the fact that, during 2008, one of OPTI's current directors was also a director of an affiliate of ORMAT Industries Ltd., the owner of the OrCrude™ technology that is licensed by OPTI, have been described in OPTI's annual information form under the heading "Conflicts of Interest." The annual information form is available on SEDAR at www.sedar.com. Other than such interests, management of the Corporation is not aware of any material interest, direct or indirect, of any director or executive officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10 percent of the Corporation's voting securities, or any associate or affiliate of such person in any transaction within the last fiscal year or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

OPTI's Statement of Corporate Governance Practices is set out in Schedule A to this Proxy Circular.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is contained in OPTI's amended financial statements and Management's Discussion and Analysis for the year ended December 31, 2008. If you wish to request copies of the Corporation's amended financial statements and Management's Discussion and Analysis, please contact Investor Relations at OPTI Canada Inc., Suite 2100, 555 - 4th Avenue S.W., Calgary, Alberta, T2P 3E7, Tel: (403) 249-9425, or OPTI's transfer agent at Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta  T2P 1T1.

SHAREHOLDER PROPOSALS

Shareholders who comply with the applicable provisions of the Canada Business Corporations Act (the CBCA) are, subject to certain conditions in the CBCA, entitled to have OPTI include in its management proxy circular any matter that the person proposes to raise at an annual meeting. Any shareholder who intends to make such a proposal to be considered by OPTI for the 2010 annual meeting must arrange for OPTI to receive the proposal at is principal executive office no later than December 4, 2009. Shareholders should consult their legal advisors for more information.

DIRECTORS’ APPROVAL

The board of directors of OPTI has approved the contents and the sending of this Proxy Circular.

Sid W. Dykstra
President and Chief Executive Officer

March 24, 2009

SCHEDULE A

OPTI CANADA INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

OPTI's board of directors is committed to a high standard of corporate governance practices. The board believes that this commitment is not only in the best interest of its shareholders but that it also promotes effective decision making at the board level. The board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201"), which are addressed below. In addition, the board monitors and considers for implementation the corporate governance standards which are proposed by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada.

Share Ownership Policy

In February 2007, the board adopted a policy providing that the Chief Executive Officer is to own Common Shares equal in value to four times his or her annual salary and other executive officers of the Corporation should hold Common Shares having a value equal to one times their annual base salary for the preceding financial year. Going forward, this value will be calculated on a cost basis, that being share purchase price value. Executive officers have a period of three years from February 2007, or three years from appointment if subsequent to this time, to meet the requirement. Each director of the board is required to hold 8,000 common shares of the Corporation and each director has two years from appointment or election date to meet the requirement.

Mandate of the Board

The board has responsibility for the stewardship of the Corporation. In early 2005, the board adopted Terms of Reference that were designed to assist the board and management in clarifying their respective responsibilities and ensuring effective communication between them. Included in the Terms of Reference is a written Board Mandate, a copy of which is attached as Schedule B to this Proxy Circular.

In carrying out its mandate, the board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as annual financial and operating results. The board is also responsible for the approval of all major transactions, including equity issuances and the Corporation's debt and borrowing policies. The board strives to ensure that actions taken by the Corporation correspond closely with the objectives of its shareholders. The board meets at least once annually to review in depth the Corporation's strategic plan and the Corporation's resources which are required to carry out the Corporation's growth strategy and to achieve its objectives. The following table discloses the attendance record for each director for all board meetings and committee meetings held during 2008.

Board Member	Board Meetings(1)	Audit Committee Meetings	Governance and Nominating Committee Meetings	Technical Committee Meetings	Compensation Committee Meetings	Environment, Health & Safety Committee Meetings	Special Transaction Committee(2)
Yoram Bronicki	10/11	-	-	4/5	-	-	-
Ian W. Delaney	10/11	-	4/4	-	4/4	-	9/9
Charles Dunlap	11/11	4/4	-	5/5	-	-	-
Sid W. Dykstra	11/11
Randall Goldstein	10/11	-	-	-	3/4	-	9/9
Edythe (Dee) Marcoux(3)	7/7	-	-	1/1	-	1/1	9/9
Robert G. Puchniak	11/11	4/4	4/4	-	-	-	-
Christopher Slubicki	11/11	4/4	-	-	4/4	1/1	9/9
Samuel Spanglet	11/11	-	-	5/5	4/4	1/1	-
James M. Stanford(4)	11/11	-	4/4	-	-	-	-
James van Hoften	11/11	-	3/3	4/4	-	1/1	-
Bruce Waterman(5)	7/7	-	-	-	-	-	9/9

Notes:
(1)
In respect of each director, the number of board and committee meetings attended is shown relative to the maximum number of board and committee meetings that such director was eligible to attend based on such director’s committee membership and tenure as a director of the Corporation.

(2)	The Board of Directors mandated a Special Transaction Committee to assist with and oversee the transaction with Nexen.
(3)	Edythe (Dee) Marcoux was appointed to the board on July 16, 2008.
(4)	As Chairman of the Board, Mr. Stanford attended all committee meetings that were held in 2008, including the Governance and Nominating Committee of which he is a member and the chair.
(5)	Bruce Waterman was appointed to the board on July 16, 2008.

The Chairman of the Board is charged with ensuring that the board carries out its responsibilities and that these responsibilities are clearly understood by all of its members. The Chairman also ensures that the board can function independently of management, the necessary resources and procedures are available or in place to support its responsibilities and the appropriate functions are delegated to the relevant committees. The Chairman is responsible for overseeing and setting the board agendas, for the quality of information sent to directors and for the in camera sessions held without management. The Chairman is also responsible for assuring a process is in place for the Chief Executive Officer's annual performance review, which is conducted by the board, and senior management succession planning matters.

Composition of the Board

Management is proposing the election at the annual and special meeting of shareholders of six directors, of whom a majority of five are independent. The board of directors may appoint additional directors subsequent to the meeting.

OPTI uses the standard established under NP 58-201, which provides that a director is independent if he or she has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the board, reasonably interfere with the exercise of a director's independent judgment. In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual whose immediate family member is, or has recently been, an executive officer of the Corporation. Under this definition, the board had nine independent directors in the last half of 2008: Ian W. Delaney, Charles Dunlap, Edythe (Dee) Marcoux (appointed to the board in July 2008), Robert G. Puchniak, Christopher Slubicki, Samuel Spanglet, James M. Stanford, James van Hoften, and Bruce Waterman (appointed to the board in July 2008).

The three directors in 2008 that were not independent are: Sid W. Dykstra, President and Chief Executive Officer of the Corporation, Yoram Bronicki, President and Chief Operating Officer of ORMAT Technologies Inc., and Randall Goldstein, Chief Executive Officer of OptiSolar Inc. Yoram Bronicki was, during 1999 - 2004, the Vice President, OrCrude Upgrading of the Corporation and is a member of management of ORMAT Industries Ltd. which, indirectly through a subsidiary, is the licensor of the OrCrude™ Technology to OPTI. Randall Goldstein was, from 2002 to 2006, seconded to OPTI from a U.S. affiliate of ORMAT Industries Ltd.

The non-management directors hold regularly scheduled meetings at which the CEO and other members of management are not in attendance. Such meetings occur in conjunction with each regularly scheduled full board meeting. In 2008, they held five (5) in camera sessions.

Position Descriptions

Chairman of the Board

The Chairman of the Board is responsible for such things as: the efficient organization and operation of the board and its committees in order to facilitate the operations and deliberations of the board and the satisfaction of the board’s responsibilities under its Mandate; ensuring the effective communication between the board and management and that the board effectively carries out its mandate; in consultation with management and committees, setting agendas for board meetings and coordinating with management to ensure preparation documents are sent to directors with sufficient time for study prior to the meetings; reviewing director conflict of interest issues as they arise; ensuring the board has a process for assessing the performance of the Chief Executive Officer and ensuring that appropriate succession, development and compensation plans are in place for senior management; and chairing regular board meetings and the annual shareholders meeting. The board has developed written position descriptions for the Chairman and for the chair of each board committee.

Chief Executive Officer

The responsibilities of the Chief Executive Officer include the general mandate to manage the Corporation and its businesses and to maximize shareholder value. In addition, the responsibilities of the office include, but are not limited to: in consultation with the board, annually determine the strategic direction of the Corporation and to determine with the board the near-term objectives toward achieving those strategies and the related annual plans and budgets; to undertake the day-to-day management and operation of the Corporation and provide leadership to review the annual plans and budgets; to consider the balance among the interests of shareholders, regulatory agencies, employees and the community at large; and to undertake an appropriate communication with shareholders regarding the Corporation's activities and objectives. The board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation conducts an informal orientation involving meetings with senior management on key business, financial and operational issues and provides each director with a comprehensive board information binder which describes, among other things, the role of the board, its committees and its directors. A new director orientation session was held for Ms. Marcoux and Mr. Waterman in 2008.

In addition, the Corporation provides all directors with access to the President and Chief Executive Officer and all other senior management to provide each director with an understanding of the Corporation and its business. Updates on the Corporation’s business and activities are provided to directors on a regular basis to ensure that directors have the necessary knowledge concerning the Corporation’s business to meet their obligations as directors. All directors are also encouraged to visit the Corporation’s facilities with a view to enabling them to better understand the Corporation’s business. In the fall of each of 2006, 2007 and 2008 the board of directors held site visits to the Long Lake Project near Fort McMurray, Alberta. In conjunction with such site visits, the directors receive an extensive briefing from key project and operating personnel regarding the status of the Project and related operational issues facing the Corporation.

Ethical Business Conduct

OPTI has adopted a written code of conduct for its directors, officers and employees. OPTI will arrange for a copy of the code of conduct to be mailed to an interested party, upon request to Investor Relations at OPTI Canada Inc., Suite 2100, 555 - 4th Avenue S.W., Calgary, Alberta, T2P 3E7, Tel: (403) 249-9425. The code of conduct is also available on SEDAR at www.sedar.com.

The code has been adopted by the board of directors and senior management, and requires every officer, director and employee to observe high standards of business and personal ethics as they carry out their duties and responsibilities. The code sets forth guidelines, policies and procedures which comprise the core principles applicable to all, and address ethical conduct, conflicts of interest and compliance with the law. The code is administered by the Governance and Nominating Committee which oversees and monitors the code and reports to the board on the implementation and monitoring of the code and all matters that arise related to its provisions. Each employee of OPTI is required to sign an acknowledgement of the code upon commencement of employment, and annually thereafter.

OPTI has established an independently-operated "whistle-blower" hotline service which enables interested persons to identify potential breaches of ethical issues and other sensitive matters to the board on an anonymous basis. The whistle-blower system is overseen by the Audit Committee.

The board also ensures that directors exercise independent judgment in considering transactions in respect of which a director or executive officer has a material interest by requiring all directors to adhere to the declaration of conflict of interest requirements mandated by the Canada Business Corporations Act.

The Canada Business Corporations Act provides that a director or officer shall disclose the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, if the director or officer:

•	is a party to the contract or transaction,

•	is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or

•           has a material interest in a party to the contract or transaction,

and shall refrain from voting on any matter in respect of such contract or transaction unless otherwise provided under the Canada Business Corporations Act.

Board Committees and their Mandates

The board of directors of OPTI has an audit committee, an environment, health and safety committee, a governance and nominating committee, a compensation committee and a technical committee. Each committee has an independent director as chairman, consists of a majority of independent directors and does not include any director who is an officer or employee (other than a non-executive chairman of the board of directors or similar officer) of OPTI.

Audit Committee

The Audit Committee is comprised of four independent directors. The purpose of the Audit Committee is to assist the board of directors in fulfilling its responsibility of oversight and supervision of, among other things:

•
the audit of the financial statements of OPTI, managing the relationship with the external auditor and meeting with the external auditor as required in connection with the audit services provided by the external auditor;

•	the preparation and reporting of OPTI’s annual and quarterly financial statements and management’s discussion and analysis;

•	the accounting and financial reporting practices and procedures of OPTI;

•	the adequacy of internal controls and accounting procedures of OPTI; and

•	financial risk management.

The Audit Committee's mandate is included as a schedule to the Corporation's current annual information form, a copy of which is available on SEDAR at www.sedar.com.

CURRENT MEMBERSHIP:	Robert G. Puchniak (Chair), Charles Dunlap, James van Hoften, Bruce Waterman.

Environment, Health and Safety Committee

The majority of the members of the Environment, Health and Safety Committee are independent directors. The purpose of the Environment, Health and Safety Committee is to assist the board of directors in fulfilling its responsibilities in relation to environment, health and safety matters, including, amongst other things:

•
Reviewing and evaluating the existing environment, health and safety practices, policies and procedures of the Corporation for compliance with applicable legislation, regulatory requirements and industry standards.

•	Reviewing the Corporation's environment, health and safety policies and monitoring the effective implementation thereof.

•
Reviewing and considering, as appropriate, reports and recommendations issued by the Corporation or by an external party relating to environment, health and safety issues that could impact the Corporation, its people or its programs, together with management's response thereto.

•
Reviewing the risk (including insurable risks) related to environment, health and safety issues and evaluate cost/insurance benefits associated with those risks, including the monitoring of current, pending or threatened legal actions by or against the Corporation related to health, safety, environment or social responsibility.

•	Reviewing those portions of the Corporation’s disclosure documents containing significant information relating to matters within the Committee’s mandate.

CURRENT MEMBERSHIP:	James van Hoften (Chair), Edythe (Dee) Marcoux, Christopher Slubicki, Samuel Spanglet.

Governance and Nominating Committee

The majority of the members of the Governance and Nominating Committee are independent directors. The purpose of the Governance and Nominating Committee is to assist the board of directors in fulfilling its responsibilities in relation to the monitoring and oversight of the quality and effectiveness of OPTI's corporate governance practices and policies.

Another important role of the committee is to identify new nominees to the board. In order to identify and propose nominees for election to the board, the committee looks for new nominees who have expertise in an area of strategic interest to the Corporation, the ability to devote the time required for board service and a willingness to serve on the board and any of its committees. In order to encourage an objective nomination process, the lead interviewer of prospective candidates is an independent member of the committee and the committee regularly reports to or consults with the board as a whole.

CURRENT MEMBERSHIP:	James Stanford (Chair), Ian Delaney, Robert Puchniak, Christopher Slubicki.

Compensation Committee

The members of the Compensation Committee for the majority of 2008 were independent directors. The purpose of the compensation committee is to assist the board of directors in fulfilling its stewardship in relation to, compensation practices and practices of officers and employees of OPTI as well as the board of directors and administering and making recommendations regarding the operation of OPTI’s Stock Option Plan and any other long term incentive programs of OPTI. Yoram Bronicki and Randall Goldstein replaced Christopher Slubicki and Samuel Spanglet in October 2008. Although Messrs. Bronicki and Goldstein are not considered to be independent directors due to their former employee and seconded employee status with OPTI, the board does not believe that this relationship has any material effect on ensuring an objective process for determining compensation.

Please refer to the Report of the Compensation Committee under the Heading "Executive Compensation - Report of the Compensation Committee" for details on the process by which the committee determines the compensation for the directors and officers of the Corporation.

CURRENT MEMBERSHIP:	Ian Delaney (Chair), Yoram Bronicki, Randall Goldstein, Bruce Waterman.

Technical Committee

The Technical Committee is comprised of a majority of independent directors. Although Mr. Bronicki is not considered to be an independent director, due to his recent former executive officer status with OPTI, the board does not believe that this relationship has any material effect on ensuring an objective process for discharging the responsibilities of the Technical Committee. The purpose of the Technical Committee is to assist the board of directors in fulfilling its responsibilities in relation to, among other things:

•	the monitoring and oversight of OPTI’s independent reserves evaluation process and public disclosure of reserves data and related information;

•	the appointment of the independent engineer, managing the relationship with the independent engineer and meeting with the independent engineer as required;

•	ensuring that employees of OPTI are provided with a safe environment in which to perform their duties; and

•	the monitoring and oversight of the policies and procedures of OPTI for ensuring compliance with environmental regulatory requirements.

CURRENT MEMBERSHIP:	Charles Dunlap (Chair), Yoram Bronicki, Edythe (Dee) Marcoux, Samuel Spanglet.

Board and Committee Assessments

The Chairman of the board is responsible for the effective operation of the board and its committees. Issues regarding quality of information and board performance have been reviewed at board meetings. In addition, the Chairman has made himself available for discussions with individual board members regarding board performance. In carrying out his responsibilities, the Chairman also reviews the contributions of its individual directors and considers whether the current composition of the board promotes effectiveness and efficiency in its decision-making. On an annual basis, the Corporate Governance & Nominating Committee informally assesses the effectiveness of each member of the board, its committees and each individual director relative to (i) in the case of the board and each committee of the board, their roles and responsibilities and the board or committee’s mandate, as applicable, and (ii) in the case of individual directors, the competencies and skills that each individual director is expected to bring to the board. The chair of the Corporate Governance & Nominating Committee periodically reports to the board on the evaluation of the performance of the board and each committee.

In 2008, the board implemented a new annual self-assessment process. Each director completed a detailed questionnaire in April, and forwarded it to the chair of the Governance Committee. The chair had the results compiled and presented the consolidated results to the Governance Committee and then to the full board. The self-assessment will continue to be distributed at the meeting that coincides with the Annual meeting, usually in April. In addition, the board intends to establish a system for individual director evaluations. The Governance Committee will be discussing the development of the individual evaluation process with a view to having it fully operational by 2010.

SCHEDULE B

BOARD OF DIRECTORS MANDATE

MANDATE

The mandate of the board is to undertake stewardship of the Corporation pursuant to applicable statutes and regulations. It undertakes the stewardship principally through: (i) review and decisions in respect to management's plans, recommendations and actions; (2) recommendations from its committees; and (3) initiatives of the board. In discharging its duties and responsibilities, the board shall act in accordance with applicable laws and regulations, including but not limited to the provisions of the Canada Business Corporations Act ("Act") and shall act with a view to the best interests of the Corporation and with an aim of maximizing shareholder value through balancing opportunities and risks.

CONSTITUTION

Pursuant to the articles, by-laws and the Act, the board shall have a minimum of three and a maximum of fifteen directors, with the number of directors approved by the shareholders at an AGM.  At least one-quarter of the directors must be resident Canadians (as defined in the Act) and at least a majority must satisfy the independence requirements of applicable securities laws.

The directors, other than interim appointments, are elected by the shareholders and each serves until succeeded or resigns.

The board chair is appointed by the board to serve at the pleasure of the board until succeeded or resigns.

The board shall appoint a corporate secretary who shall be recording assistant to the board.

MEETINGS, MINUTES AND REPORTING

The board shall determine the number of, dates and times, place and the procedures for meetings provided that:

•              proper notice of meetings is given;

•              the board meets at least quarterly;

•	agendas and preparation documents are sent to directors with sufficient time for study prior to the meetings;

•
a quorum of a majority of the members are present in person or via phone and, subject to certain exceptions in the by-laws, at least 25% of the members present must be resident Canadians for the purposes of the Act;

•	in the absence of the board chair, a chair for the meeting is chosen in accordance with the by-laws;

•
resolutions are decided by a majority vote, with the board chair not having a second or casting vote in the event of a tie, or by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting;

•               an in camera session, without management present, be held at every board meeting; and

•	the recording assistant shall record minutes of the meetings and after review by the chair and by the CEO, the minutes shall be submitted for amendment and decision at the next meeting of the board.

SCOPE OF STEWARDSHIP

The scope of stewardship of the board is plenary, subject to the requirements of the Act.

Authorities are delegated to the CEO and to board committees by way of the respective Position Description, the Delegation of Authority and the Charters as provided in the Corporation's Terms of Reference pertaining to Stewardships, Board Mandate, Committee Charters, Position Descriptions, and Delegation of Authority; however, stewardship over those delegated authorities remains with the board.

The board's responsibilities shall include:

•	conducting its meetings and recording/approving minutes thereof;

•	establishing committees and committee charters and appointing the directors and chair to serve on each committee;

•	considering and approving recommendations from its committees and management, including recommendations as set forth in this board mandate and recommendations specified in the charters;

•
developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation and developing clear position descriptions for the chair of the board and the chair of each board committee;

•	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	identifying the principal business risks of the Corporation's business and ensuring the implementation of appropriate systems to manage the risks;

•	overseeing succession planning, including appointing, training and monitoring of executive officers as defined herein;

•	recommending the nomination of the external auditors of the Corporation to shareholders;

•
ensuring all new directors receive a comprehensive orientation, which assists directors in understanding the role of the board and its committees and the nature and operation of the Corporation's business;

•
providing continuing education opportunities for all directors, so that individuals maintain or enhance their skills and abilities as directors, as well as ensure their knowledge of the Corporation's business remains current;

•	adopting a written code of business conduct and ethics ("Code") which is applicable to directors, officers and employees of the Corporation;

•	monitoring compliance with the Code and approving waivers from the Code for the benefit of the Corporation's directors or executive officers;

•	considering and approving the Audit Plan (including the compensation of the external auditor);

•	approving the annual and interim financial statements (interim approval may be delegated to the Audit Committee), reports and MD&A of the Corporation;

•              approving the annual proxy circular and accompanying proxy materials;

•              approving the annual information form;

•	establish a committee comprised of independent directors to recommend the number of directors and nomination of persons for election as directors to shareholders;

•
adopting a process for considering the competencies and skills the board, as a whole, would possess, assessing what competencies and skills each existing director possesses and considering the appropriate size of the board;

•	to the extent feasible, ensuring the integrity of the Corporation's internal control and management information systems (ICMIS);

•              approving and adopting for the Corporation a disclosure policy;

•	being satisfied as to the adequacy of the Corporation's internal control and management information systems:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other officers and confirming that the CEO and other officers create a culture of integrity throughout the organization;

•	assessing the effectiveness of the board, each board committee, the chairs and each individual director;

•	approving acquisitions and divestitures in excess of the limits set forth in the Delegation of Authority to the CEO herein;

•	approving debt or equity financings, and the payment of any commissions and fees in connection thereto;

•              declaring dividends and approving the dividend policy;

•	appointing or removing executive officers, provided however the CEO is delegated authorities as set forth in the Delegation of Authority to the CEO herein;

•	approving the annual capital and operating budget and any material changes as to the amount, timing, or type of expenditure in the budget;

•	approving commercial project sanctioning

•	approving any transaction involving the transfer, sale or exchange of sensitive intellectual property

•	approving any expenditure or commitment in excess of $500,000 that is not within the Corporation's strategic focus.

•	appointing a compensation committee composed entirely of independent directors and establishing a written charter for the committee;

•	approving the Corporation’s goals and remuneration of the executive officers, including the CEO;

•	reviewing and approving director remuneration;

•	determining matters to be submitted to the shareholders of the Corporation;

•	approving the establishment of a stock option plan or other share compensation plan, and amendments and grants related thereto;

•	approving the purchase, redemption, acquisition, issuance or otherwise trading in securities of the Corporation;

•	approving the Governance and Nominating Committee's recommended responses to the Governance Verification List;

•	adopting, amending or repealing the by-laws of the Corporation subject to shareholder ratification.

In the event that the external auditor (or former external auditor) of the Corporation informs the board of what they consider to be a material error or material misstatement in a financial statement of the Corporation that the external auditor (or former external auditor) has reported on, the board shall be satisfied that either revised financial statements are prepared and issued to the shareholders or that the shareholders of the Corporation are otherwise informed of such error or misstatement.

In the event that a director of the Corporation becomes aware of any material error or misstatement in a financial statement of the Corporation that the external auditor (or a former external auditor) has reported on, such director shall notify the Audit Committee, the board and the external auditor of any such error or misstatement.

BOARD COMMITTEES

The board shall have four standing committees:

•           Audit Committee;

•           Governance and Nominating Committee;

•           Technical Committee; and

•           Compensation Committee.

The board may constitute additional committees with charters as may be required or appropriate from time to time.

At each meeting of the board, each committee shall report on any activities and conclusions of the respective committee since their last report.

ENGAGE OUTSIDE ADVISORS

In discharging their obligations and in appropriate circumstances, any committee may engage outside advisors at the expense of the Corporation. Individual directors may engage outside advisors subject to approval by the Governance and Nominating Committee.

SCHEDULE C

SUMMARY OF THE PLAN

The following summary of terms of the Plan is qualified in its entirety by reference to the text of the Agreement. A shareholder or other interested party may obtain a copy of the Agreement by contacting the Vice President, Finance and Chief Financial Officer, OPTI Canada Inc., 2100, 555 - 4th Avenue S.W., Calgary, Alberta, T2P 3E7.

Term

If approved by resolution at the meeting, the term of the Agreement and thus the Plan will be extended immediately following the meeting and (unless earlier terminated) will remain in effect until termination of the annual meeting of shareholders of the Corporation in 2012.

Issue of Rights

One Right will be issued for each Common Share issued after the close of business on April 27, 2006 (the “Record Time”). One right will also be issued for each additional Common Share issued after the record time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

Rights Exercise Privilege

The Rights will separate from the voting shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Plan or a Permitted Bid) Beneficial Ownership (as defined in the Plan) of 20% or more of the voting shares of the Corporation is referred to as a "Flip-in Event." Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;
(b) the shareholder who has agreed to tender voting shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting shares held by shareholders (excluding shares held by the offeror), the number of voting shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock- Up Bid; and

(c) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the April 27, 2006 (the "Effective Date") of the Agreement. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend.

Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a) the takeover bid must be made by means of a takeover bid circular;

(b) the takeover bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;

(c) the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 60 days following the date of the takeover bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d) the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e) the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting shares on terms which the board of directors considers fair to all shareholders. In such circumstances, the board of directors may waive the application of the Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The extension of the Plan will not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Corporation. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

The Corporation may, prior to the date of the meeting, without the approval of the holders of Common Shares, supplement, amend, vary or delete any of the provisions of the Agreement and may, after the date of the meeting (provided the Agreement is approved and adopted by the shareholders at the meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Agreement. The Corporation may make amendments to the Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Agreement due to changes in any applicable legislation, regulations or rules. After adoption of the Plan, any amendments will also be subject to TSX approval.